May 10, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Re: Non-Invasive Monitoring Systems, Inc.

Form 10 – SB-12G:

GENERAL FORM FOR REGISTRATION OF SECURITIES

FOR SMALL BUSINESS ISSUERS

File No. 0-13176

Attn: Kevin Vaughn, Kate Tillan

Ladies and Gentlemen:

Non-Invasive Monitoring Systems, Inc. (the “Company”) responds to your comments in your letter dated March 30, 2005 as follows:

Form 10-KSB for the fiscal year ended July 31, 2004

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedure as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part 307 of Management Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33- 8238, available on our website at www.sec.gov/rules/final/33-8236.htm. Please note this comment also applies to your Form 10-QSB as of October, 31, 2004.

We have noted this comment and filed an amended Form 10-KSB/A for the year ended July 31, 2004, an amended Form 10-QSB/A for the quarter ended October 31, 2004, and an amended Form 10-QSB/A for the quarter ended January 31, 2005, on April 6, 2005.

2. We note your statement that the chief executive officer and company comptroller have “determined” that the company’s disclosure controls and procedures are “designed to ensure that material information relating to the Company is made known to them, particularly during the period in which this Form 10-KSB was being prepared.” It does not appear that your certifying officers have concluded that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. If you wish to include the definition with your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form 10-QSB as of October 31, 2004.

We have noted this comment and filed an amended Form 10-KSB/A for the year ended July 31, 2004, an amended Form 10-QSB/A for the quarter ended October 31, 2004, and an amended Form 10-QSB/A for the quarter ended January 31, 2005, on April 6, 2005.

3. We note your disclosure that ‘There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.” Revise to state clearly if there were any changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. Please note this comment also applies to your Form 10-QSB as of October 31, 2004.

We have noted this comment and filed an amended Form 10-KSB/A for the year ended July 31, 2004, an amended Form 10-QSB/A for the quarter ended October 31, 2004, and an amended Form 10-QSB/A for the quarter ended January 31, 2005, on April 6, 2005.

Exhibit 31 — Certificates of the Chief Executive Officer and Chief Accounting Officer

4. We note that the certifications filed as Exhibit 31.1 and Exhibit 31.2 are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Forms l0-KSB and 10QSB that include the entire filings together with the certifications of your current CEO and acting CFO in the form currently set forth in Item 601 (b)(3 1) of Regulation S-B.

We have noted this comment and filed an amended Form 10-KSB/A for the year ended July 31, 2004, an amended Form 10-QSB/A for the quarter ended October 31, 2004, and an amended Form 10-QSB/A for the quarter ended January 31, 2005, on April 6, 2005.

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Marvin A. Sackner, MD.
Marvin A. Sackner, MD.
Non-invasive Monitoring Systems, Inc.